Exhibit 99.1

Burning Rock Reports Unaudited Fourth Quarter and Full Year 2024 Financial Results

GUANGZHOU, China, March 25, 2025—Burning Rock Biotech Limited (NASDAQ: BNR, the “Company” or “Burning Rock”), a company focused on the application of next generation sequencing (NGS) technology in the field of precision oncology, today reported unaudited financial results for the three months and the year ended December 31, 2024.

2024 Business Overview and Recent Updates

•	Corporate Updates

•	Completed profitability-driven organizational optimization, execution towards profitability well underway

•	Early Detection

•

THUNDER study for 6-cancer test was included in the Diagnosis and Treatment Guidelines for Primary Liver Cancer (2024 Edition) and the Expert Consensus on Detection and Clinical Application of Tumor DNA Methylation Markers (2024 Edition), showing an impressive performance of ELSA-seq using cfDNA in cancer detection and origin prediction.

•	Therapy Selection

•

Presented study results on small-cell lung cancer and colorectal cancer at the ASCO in June 2024. “The efficacy and safety of high dose Almonertinib in untreated EGFR-mutated NSCLC with brain metastases, including biomarker analysis” and “Individualized tumor-informed circulating tumor DNA analysis for molecular residual disease detection in predicting recurrence and efficacy of adjuvant chemotherapy in colorectal cancer.”

•

Presented study results at the 2024 World Conference on Lung Cancer in September 2024. “Neoadjuvant sintilimab plus chemotherapy could be an optional treatment modality in selected EGFR-mutant NSCLC” and “Distinct Genomic and Immune Microenvironment Features of Solid or Micropapillary Predominant Subtype in Stage I Lung Adenocarcinomas.”

•	Pharma Services

•	New companion diagnostics (CDx) collaboration announced with Bayer in China in May 2024.

•

The companion diagnostic (CDx) for EGFR exon 20 insertion mutation (exon20ins) for sunvozertinib, developed through the collaboration of Burning Rock and Dizal, has been approved by the National Medical Products Administration (NMPA) of China in October 2024, which marks the first co-developed NGS-based CDx for lung cancer approved by NMPA since the release of the CDx guideline in China.

Fourth Quarter 2024 Financial Results

Revenues were RMB126.0 million (US$17.3 million) for the three months ended December 31, 2024, representing a 4.1% increase from RMB121.1 million for the same period in 2023.

•

Revenue generated from central laboratory business was RMB39.3 million (US$5.4 million) for the three months ended December 31, 2024, representing a 23.4% decrease from RMB51.3 million for the same period in 2023, primarily attributable to a decrease in the number of tests, as we continued our transition towards in-hospital testing.

•

Revenue generated from in-hospital business was RMB43.5 million (US$6.0 million) for the three months ended December 31, 2024, representing a 50.9% increase from RMB28.8 million for the same period in 2024, driven by an increase in sales volume from existing hospitals and new contracted partner hospitals.

•

Revenue generated from pharma research and development services was RMB43.3 million (US$5.9 million) for the three months ended December 31, 2024, representing a 5.6% increase from RMB41.0 million for the same period in 2023, primarily attributable to increased development and testing services performed for our pharma customers.

Cost of revenues was RMB36.6 million (US$5.0 million) for the three months ended December 31, 2024, representing a 14.8% decrease from RMB43.0 million for the same period in 2023, primarily due to (i) a decrease in cost of central laboratory business, which was in line with the decrease in revenue generated from this business; and (ii) a decrease in amortization expense for all kinds of business.

Gross profit was RMB89.4 million (US$12.3 million) for the three months ended December 31, 2024, representing a 14.5% increase from RMB78.1 million for the same period in 2023. Gross margin was 71.0% for the three months ended December 31, 2024, compared to 64.5% for the same period in 2023. By channel, gross margin of central laboratory business was 84.4% for the three months ended December 31, 2024, compared to 81.7% during the same period in 2023, primarily due to the decreased depreciation; gross margin of in-hospital business was 68.0% for the three months ended December 31, 2024, compared to 44.8% during the same period in 2023, and such increase was primarily due to an increase in sales volume to high margin hospitals and decreased depreciation and rental cost in relation to our laboratory of Guangzhou headquarters; gross margin of pharma research and development services was 61.7% for the three months ended December 31, 2024, compared to 56.9% during the same period of 2023, primarily due to an increase in test volume of higher margin projects.

Non-GAAP gross profit, which excludes depreciation and amortization expenses, was RMB93.6 million (US$12.8 million) for the three months ended December 31, 2024, representing a 7.5% increase from RMB87.1 million for the same period in 2023. Non-GAAP gross margin was 74.3% for the three months ended December 31, 2024, compared to 71.9% for the same period in 2023. For more details on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Operating expenses were RMB171.3 million (US$23.5 million) for the three months ended December 31, 2024, representing a 29.9% decrease from RMB244.4 million for the same period in 2023. The decrease was primarily driven by budget control measures, including headcount reduction, to improve our operating efficiency.

•

Research and development expenses were RMB52.2 million (US$7.2 million) for the three months ended December 31, 2024, representing a 28.6% decrease from RMB73.1 million for the same period in 2023, primarily due to (i) a decrease in the expenditure for detection research, and (ii) a decrease in amortized expense on share-based compensation; and (iii) a decrease in amortized expenses for office building decoration.

•

Selling and marketing expenses were RMB46.7 million (US$6.4 million) for the three months ended December 31, 2024, representing a 6.1% decrease from RMB49.8 million for the same period in 2023, primarily due to a decrease in staff cost resulted from the reorganization of our sales department to improve operating efficiency.

•

General and administrative expenses were RMB37.3 million (US$5.1 million) for the three months ended December 31, 2024, representing a 69.3% decrease from RMB121.5 million for the same period in 2023, primarily due to (i) a decrease in amortized expense on share-based compensation; (ii) a decrease in amortized expenses for office building decoration; and (iii) a decrease in impairment expenses for accounts receivables and contract assets resulting from accelerated settlement with customers with long accounts receivable.

Net loss was RMB81.3 million (US$11.1 million) for the three months ended December 31, 2024, compared to RMB162.2 million for the same period in 2023.

Cash, cash equivalents, restricted cash were RMB522.2 million (US$71.5 million) as of December 31, 2024.

Full Year 2024 Financial Results

Revenues were RMB515.8 million (US$70.7 million) for 2024, representing a 4.0% decrease from RMB537.4 million for 2023.

•

Revenue generated from central laboratory business was RMB175.6 million (US$24.1 million) for 2024, representing a 24.6% decrease from RMB232.8 million for 2023, primarily attributable to a decrease in the number of tests, as we continued our transition towards in-hospital testing.

•

Revenue generated from in-hospital business was RMB224.5 million (US$30.8 million) for 2024, representing an 19.0% increase from RMB188.7 million for 2023, driven by an increase in sales volume from existing hospitals and new contracted partner hospitals.

•	Revenue generated from pharma research and development services was RMB115.7 million (US$15.8 million) for 2024, remaining relatively stable (decreasing by 0.2%) from RMB115.9 million for 2023.

Cost of revenues was RMB153.4 million (US$21.0 million) for 2024, representing a 11.9% decrease from RMB174.2 million for 2023, primarily due to a decrease in cost of revenues for our central laboratory business, as we continued our transition towards in-hospital testing.

Gross profit remained relatively stable at RMB362.4 million (US$49.6 million) for 2024, compared to RMB363.2 million for the same period in 2023. Gross margin increased to 70.3% for 2024 from 67.6% for 2023.

Non-GAAP gross profit, which excludes depreciation and amortization expenses, was RMB386.3 million (US$52.9 million) for 2024, representing a 3.3% decrease from RMB399.4 million for 2023. Non-GAAP gross margin was 74.9% for 2024, compared to 74.3% for 2023. For more details on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Operating expenses were RMB720.0 million (US$98.6 million) for 2024, representing a 30.3% decrease from RMB1,032.5 million for 2023.

•

Research and development expenses were RMB232.3 million (US$31.8 million) for 2024, representing a 33.1% decrease from RMB347.0 million for 2023, primarily due to (i) a decrease in the expenditure for detection research; (ii) a decrease in amortized expense on share-based compensation; (iii) a decrease in staff cost resulted from the reorganization of our research and development department to improve operating efficiency; and (iv) a decrease in amortized expenses for office building.

•

Selling and marketing expenses were RMB190.9 million (US$26.2 million) for 2024, representing a 22.9% decrease from RMB247.7 million for 2023, primarily due to (i) a decrease in staff cost resulted from the reorganization of our sales department to improve operating efficiency; (ii) a decrease in marketing and conference fee; (iii) a decrease in amortized expense on share-based compensation; and (iv) a decrease in travel expense.

•

General and administrative expenses were RMB261.6 million (US$35.8 million) for 2024, representing a 40.2% decrease from RMB437.8 million for 2023, primarily due to (i) a decrease in amortized expense on share-based compensation; (ii) a decrease in amortized expenses for office building; (iii) a decrease in staff cost resulted from the reorganization of our general and administrative department to improve operating efficiency; and (iv) a decrease in operating lease

•	Impairment loss on long-lived assets were RMB35.1 million (US$4.8 million) for the year ended December 31, 2024 as a result of the long-lived assets impairment test conducted by the management.

Net loss was RMB346.6 million (US$47.5 million) for 2024, compared to RMB653.7 million for 2023.

Exchange Rate Information

This press release contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB7.2993 to US$1.00, the exchange rate on December 31, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: ir.brbiotech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Non-GAAP Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP gross profit and non-GAAP gross margin, as supplemental measures to review and assess operating performance and formulate business plans. However, the presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These non-GAAP financial measures may be different from non-GAAP methods of accounting and reporting used by other companies, including peer companies, and therefore their comparability may be limited.

The Company defines non-GAAP gross profit as gross profit excluding depreciation and amortization. The Company defines non-GAAP gross margin as non-GAAP gross profit divided by its revenue.

The Company believes presenting non-GAAP gross profit and non-GAAP gross margin excluding non-cash impact of depreciation and amortization, in addition to the Company’s GAAP gross profit and gross margin, provides a better understanding of the underlying trends in the Company’s operating business performance.

Reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP measures are set forth at the end of this press release, all of which should be considered when evaluating the Company’s performance.

Contact: IR@brbiotech.com

Selected Operating Data

	As of
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
In-hospital channel:
Pipeline partner hospitals(1)	29	30	29	28	28	29	30	29
Contracted partner hospitals(2)	49	50	55	59	59	59	61	63
Total number of partner hospitals	78	80	84	87	87	88	91	92

(1)	Refers to hospitals that are in the process of establishing in-hospital laboratories, laboratory equipment procurement or installation, staff training or pilot testing using the Company’s products.
(2)

Refers to hospitals that have entered into contracts to purchase the Company’s products for use on a recurring basis in their respective in-hospital laboratories the Company helped them establish. Kit revenue is generated from contracted hospitals.

Selected Financial Data

	For the three months ended
Revenues	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
	(RMB in thousands)
Central laboratory channel	61,804	66,239	53,481	51,288	47,614	48,773	39,984	39,278
In-hospital channel	51,561	53,835	54,496	28,809	57,387	59,872	63,769	43,464
Pharma research and development channel	29,151	26,194	19,589	40,988	20,622	26,888	24,891	43,280
Total revenues	142,516	146,268	127,566	121,085	125,623	135,533	128,644	126,022

	For the three months ended
Gross profit	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
	(RMB in thousands)
Central laboratory channel	48,090	51,876	41,487	41,886	37,002	38,424	33,262	33,153
In-hospital channel	34,409	33,353	35,459	12,910	39,192	44,058	46,580	29,563
Pharma research and development channel	16,273	15,193	8,974	23,317	9,500	12,956	12,004	26,706
Total gross profit	98,772	100,422	85,920	78,113	85,694	95,438	91,846	89,422

	For the three months ended
Share-based compensation expenses	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
	(RMB in thousands)
Cost of revenues	353	627	680	654	596	464	289	520
Research and development expenses	13,612	15,301	12,161	12,401	12,287	12,008	3,180	3,202
Selling and marketing expenses	1,606	3,389	2,848	1,816	508	1,232	1,917	1,353
General and administrative expenses	62,595	18,502	57,704	56,472	55,990	54,407	4,732	2,937
Total share-based compensation expenses	78,166	37,819	73,393	71,343	69,381	68,111	10,118	8,012

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for number of shares and per share data)

	For the three months ended
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	December 31, 2024
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Revenues	142,516	146,268	127,566	121,085	125,623	135,533	128,644	126,022	17,265
Cost of revenues	(43,744)	(45,846)	(41,646)	(42,972)	(39,929)	(40,095)	(36,798)	(36,600)	(5,014)

Gross profit	98,772	100,422	85,920	78,113	85,694	95,438	91,846	89,422	12,251
Operating expenses:
Research and development expenses	(94,417)	(95,779)	(83,701)	(73,119)	(65,985)	(64,952)	(49,150)	(52,203)	(7,152)
Selling and marketing expenses	(64,774)	(70,842)	(62,310)	(49,785)	(46,856)	(48,907)	(48,411)	(46,730)	(6,402)
General and administrative expenses	(128,039)	(69,525)	(118,724)	(121,533)	(98,681)	(92,794)	(32,874)	(37,289)	(5,109)
Impairment loss on long-lived assets	—	—	—	—	—	—	—	(35,127)	(4,812)

Total operating expenses	(287,230)	(236,146)	(264,735)	(244,437)	(211,522)	(206,653)	(130,435)	(171,349)	(23,475)

Loss from operations	(188,458)	(135,724)	(178,815)	(166,324)	(125,828)	(111,215)	(38,589)	(81,927)	(11,224)
Interest income	3,144	5,255	4,018	5,539	4,038	3,187	3,173	1,814	249
Other income (expense), net	599	(118)	(157)	160	434	(82)	1	4,353	596
Foreign exchange (loss) gain, net	(116)	(210)	423	(517)	(13)	262	(129)	(220)	(30)

Loss before income tax	(184,831)	(130,797)	(174,531)	(161,142)	(121,369)	(107,848)	(35,544)	(75,980))	(10,409)
Income tax expenses	(422)	(445)	(450)	(1,071)	(180)	(190)	(201)	(5,314)	(728)

Net loss	(185,253)	(131,242)	(174,981)	(162,213)	(121,549)	(108,038)	(35,745)	(81,294)	(11,137)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(185,253)	(131,242)	(174,981)	(162,213)	(121,549)	(108,038)	(35,745)	(81,294)	(11,137)
Loss per share for class A and class B ordinary shares:
Class A ordinary shares - basic and diluted	(1.81)	(1.28)	(1.71)	(1.58)	(1.19)	(1.05)	(0.35)	(0.79)	(0.11)
Class B ordinary shares - basic and diluted	(1.81)	(1.28)	(1.71)	(1.58)	(1.19)	(1.05)	(0.35)	(0.79)	(0.11)
Weighted average shares outstanding used in loss per share computation:
Class A ordinary shares - basic and diluted	85,065,585	85,151,052	85,000,869	85,071,360	85,219,188	85,271,858	85,902,670	86,036,286	86,036,286
Class B ordinary shares - basic and diluted	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments	(5,659)	14,829	(1,955)	(3,026)	590	940	(4,054)	6,009	823
Total comprehensive loss	(190,912)	(116,413)	(176,936)	(165,239)	(120,959)	(107,098)	(39,799)	(75,285)	(10,314)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(190,912)	(116,413)	(176,936)	(165,239)	(120,959)	(107,098)	(39,799)	(75,285)	(10,314)

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for number of shares and per share data)

	For the year ended
	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$
Revenues	537,435	515,822	70,667
Cost of revenues	(174,208)	(153,422)	(21,020)

Gross profit	363,227	362,400	49,647
Operating expenses:
Research and development expenses	(347,016)	(232,290)	(31,824)
Selling and marketing expenses	(247,711)	(190,904)	(26,154)
General and administrative expenses	(437,821)	(261,638)	(35,844)
Impairment loss on long-lived assets	—	(35,127)	(4,812)

Total operating expenses	(1,032,548)	(719,959)	(98,634)

Loss from operations	(669,321)	(357,559)	(48,987)
Interest income	17,956	12,212	1,673
Other income, net	484	4,706	645
Foreign exchange loss, net	(420)	(100)	(14)
Loss before income tax	(651,301)	(340,741)	(46,683)
Income tax expenses	(2,388)	(5,885)	(806)

Net loss	(653,689)	(346,626)	(47,489)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(653,689)	(346,626)	(47,489)
Loss per share for class A and class B ordinary shares:
Class A ordinary shares - basic and diluted	(6.38)	(3.37)	(0.46)
Class B ordinary shares - basic and diluted	(6.38)	(3.37)	(0.46)
Weighted average shares outstanding used in loss per share computation:
Class A ordinary shares - basic and diluted	85,071,691	85,610,197	85,610,197
Class B ordinary shares - basic and diluted	17,324,848	17,324,848	17,324,848
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	4,189	3,485	477
Total comprehensive loss	(649,500)	(343,141)	(47,012)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(649,500)	(343,141)	(47,012)

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	615,096	519,849	71,219
Restricted cash	120	2,313	317
Accounts receivable, net	126,858	152,013	20,826
Contract assets, net	22,748	13,855	1,898
Inventories, net	69,020	62,625	8,580
Prepayments and other current assets	50,254	25,963	3,557

Total current assets	884,096	776,618	106,397

Non-current assets:
Equity method investment	337	—	—
Convertible note receivable	5,320	—	—
Property and equipment, net	131,912	47,152	6,460
Operating right-of-use assets	12,284	53,188	7,287
Intangible assets, net	964	421	58
Other non-current assets	5,088	7,926	1,086

Total non-current assets	155,905	108,687	14,891

TOTAL ASSETS	1,040,001	885,305	121,288

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets (Continued)

(in thousands)

	As of
	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	18,061	33,747	4,623
Deferred revenue	130,537	117,895	16,152
Accrued liabilities and other current liabilities	104,935	89,498	12,262
Customer deposits	1,197	592	81
Current portion of operating lease liabilities	8,634	24,567	3,366

Total current liabilities	263,364	266,299	36,484

Non-current liabilities:
Non-current portion of operating lease liabilities	3,690	27,754	3,802
Other non-current liabilities	4,537	10,425	1,428

Total non-current liabilities	8,227	38,179	5,230

TOTAL LIABILITIES	271,591	304,478	41,714

Shareholders’ equity:
Class A ordinary shares	116	124	17
Class B ordinary shares	21	21	3
Additional paid-in capital	4,849,337	5,002,255	685,306
Treasury stock	(65,896)	(63,264)	(8,667)
Accumulated deficits	(3,853,635)	(4,200,261)	(575,433)
Accumulated other comprehensive loss	(161,533)	(158,048)	(21,652)

Total shareholders’ equity	768,410	580,827	79,574

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,040,001	885,305	121,288

Burning Rock Biotech Limited

Unaudited Condensed Statements of Cash Flows

(in thousands)

	For the three months ended
	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$
Net cash (used in) generated from operating activities	(16,019)	19,062	2,611
Net cash used in investing activities	(328)	(812)	(111)
Net cash used in financing activities	(1,909)	(74)	(10)
Effect of exchange rate on cash, cash equivalents and restricted cash	(3,277)	5,739	787
Net (decrease) increase in cash, cash equivalents and restricted cash	(21,533)	23,915	3,277
Cash, cash equivalents and restricted cash at the beginning of period	636,749	498,247	68,259
Cash, cash equivalents and restricted cash at the end of period	615,216	522,162	71,536

	For the year ended
	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$
Net cash used in operating activities	(255,783)	(92,261)	(12,640)
Net cash used in investing activities	(9,300)	(4,412)	(604)
Net cash used in financing activities	(48,832)	(72)	(10)
Effect of exchange rate on cash, cash equivalents and restricted cash	3,863	3,691	506
Net decrease in cash, cash equivalents and restricted cash	(310,052)	(93,054)	(12,748)
Cash, cash equivalents and restricted cash at the beginning of period	925,268	615,216	84,284
Cash, cash equivalents and restricted cash at the end of period	615,216	522,162	71,536

Burning Rock Biotech Limited

Reconciliations of GAAP and Non-GAAP Results

	For the three months ended
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
		(RMB in thousands)
Gross profit:
Central laboratory channel	48,090	51,876	41,487	41,886	37,002	38,424	33,262	33,153
In-hospital channel	34,409	33,353	35,459	12,910	39,192	44,058	46,580	29,563
Pharma research and development channel	16,273	15,193	8,974	23,317	9,500	12,956	12,004	26,706
Total gross profit	98,772	100,422	85,920	78,113	85,694	95,438	91,846	89,422
Add: depreciation and amortization:
Central laboratory channel	2,567	2,645	2,550	2,414	1,919	1,226	1,277	1,010
In-hospital channel	2,582	2,637	2,751	2,728	1,524	824	798	623
Pharma research and development channel	3,974	3,665	3,863	3,808	3,856	4,417	3,846	2,534
Total depreciation and amortization included in cost of revenues	9,123	8,947	9,164	8,950	7,299	6,467	5,921	4,167
Non-GAAP gross profit:
Central laboratory channel	50,657	54,521	44,037	44,300	38,921	39,650	34,539	34,163
In-hospital channel	36,991	35,990	38,210	15,638	40,716	44,882	47,378	30,186
Pharma research and development channel	20,247	18,858	12,837	27,125	13,356	17,373	15,850	29,240
Total non-GAAP gross profit	107,895	109,369	95,084	87,063	92,993	101,905	97,767	93,589
Non-GAAP gross margin:
Central laboratory channel	82.0%	82.3%	82.3%	86.4%	81.7%	81.3%	86.4%	87.0%
In-hospital channel	71.7%	66.9%	70.1%	54.3%	70.9%	75.0%	74.3%	69.5%
Pharma research and development channel	69.5%	72.0%	65.5%	66.2%	64.8%	64.6%	63.7%	67.6%
Total non-GAAP gross margin	75.7%	74.8%	74.5%	71.9%	74.0%	75.2%	76.0%	74.3%

Burning Rock Biotech Limited

Reconciliations of GAAP and Non-GAAP Results

	For the year ended
	December 31, 2023	December 31, 2024
	(RMB in thousands)
Gross profit:
Central laboratory channel	183,339	141,841
In-hospital channel	116,131	159,393
Pharma research and development channel	63,757	61,166
Total gross profit	363,227	362,400
Add: depreciation and amortization:
Central laboratory channel	10,176	5,432
In-hospital channel	10,699	3,769
Pharma research and development channel	15,310	14,653
Total depreciation and amortization included in cost of revenues	36,185	23,854
Non-GAAP gross profit:
Central laboratory channel	193,515	147,273
In-hospital channel	126,830	163,162
Pharma research and development channel	79,067	75,819
Total non-GAAP gross profit	399,412	386,254
Non-GAAP gross margin:
Central laboratory channel	83.1%	83.8%
In-hospital channel	67.2%	72.7%
Pharma research and development channel	68.2%	65.5%
Total non-GAAP gross margin	74.3%	74.9%